Exhibit 99

Safe Harbor Under the Private Securities Litigation

Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 (as used in this Exhibit 99, the “Act”) provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. Denny’s Corporation desires to take advantage of the “safe harbor” provisions of the Act. Certain information, particularly information regarding future economic performance, finances and management’s plans and objectives, contained or incorporated by reference in the Company’s 2004 Annual Report on Form 10-K (the “Annual Report”) is forward-looking. In some cases, information regarding certain important factors that could cause actual results to differ materially from any such forward-looking statement appear together with such statement. The following factors, in addition to those set forth in the Annual Report and other possible factors not listed, could also affect our actual results and cause such results to differ materially from those expressed in forward-looking statements:

Our substantial indebtedness could have a material adverse effect on our financial condition and operations.

We have now and will continue to have a significant amount of indebtedness. As of December 29, 2004, we had total indebtedness of approximately $552.8 million, and a shareholders’ deficit of approximately $265.4 million.

Our substantial indebtedness could among other things:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	require us to continue to dedicate a substantial portion of our cash flow from operations to pay interest and principal on our indebtedness, which would reduce the availability of our cash flow to fund future working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from making strategic acquisitions or pursuing business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have relatively less indebtedness; and

•	limit our ability to borrow additional funds.

We may need to access the capital markets in the future to raise the funds to repay our indebtedness. We have no assurance that we will be able to complete a refinancing or that we will be able to raise any additional financing, particularly in view of our anticipated high levels of indebtedness and the restrictions contained in our credit facilities and the indenture that governs the Denny’s Holdings, Inc. 10% Senior Notes Due 2012, (the “senior notes”). If we are unable to satisfy or refinance our current debt as it comes due, we may default on our debt obligations. If we default on payments under our debt obligations, virtually all of our other debt, including the senior notes, would become immediately due and payable.

A significant portion of our assets are owned, and a significant percentage of our total operating revenues are earned, by our subsidiaries. Our ability to repay our indebtedness depends upon the performance of these subsidiaries and their ability to make distributions to us.

A significant portion of our operations are conducted by our subsidiaries, and therefore, our cash flows and our ability to service indebtedness, including our ability to pay the interest on and principal of our credit facilities and the senior notes when due, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries. These transfers are subject to contractual restrictions and are contingent upon the earnings of our subsidiaries.

Our subsidiaries are separate and distinct legal entities and they have no obligation, contingent or otherwise, to pay amounts due under the senior notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. If our subsidiaries do not pay dividends or other distributions to us, we may not have sufficient cash to fulfill our obligations under our credit facilities and the senior notes.

Despite our current level of indebtedness, we may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

Despite our current and anticipated debt levels, we may be able to incur substantial additional indebtedness in the future. Our credit facilities and the indenture governing the senior notes limit, but do not fully prohibit, us from incurring additional indebtedness. If new debt is added to our current debt levels, the related risks that we now face could intensify. At December 29, 2004, we had outstanding letters of credit of $37.5 million and term loans of $345.0 million under our credit facilities, leaving net availability of $37.5 million. There were no revolving loans outstanding at December 29, 2004. At March 1, 2005, we had outstanding letters of credit of $37.5 million and term loans of $345.0 million under our credit facilities, leaving net availability of $37.5 million. There were no revolving loans outstanding at March 1, 2004. We continue to monitor our cash flow and liquidity needs. Although we believe that funds from operations and amounts available under our credit facilities will be adequate to cover those needs, we may seek additional sources of funds including additional financing sources and continued selected asset sales, to maintain sufficient cash flow to fund our ongoing operating needs, pay interest and scheduled debt amortization and fund anticipated capital expenditures over the next twelve months.

As a holding company, Denny’s depends on upstream payments from its operating subsidiaries.

Denny’s is a holding company, which currently conducts its operations through consolidated subsidiaries. As such, substantially all of the assets of Denny’s are owned by Denny’s subsidiaries. Accordingly, Denny’s is dependent upon dividends, loans and other intercompany transfers from its subsidiaries to meet its debt service and other obligations. These transfers are subject to contractual restrictions and are contingent upon the earnings of its subsidiaries.

Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate the cash required to service or repay our indebtedness.

Our ability to make scheduled payments on our indebtedness, including our credit facilities and the senior notes, will depend upon our subsidiaries’ operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our historical financial results have been, and our future financial results are expected to be, subject to substantial fluctuations. We cannot be sure that our subsidiaries will generate sufficient cash flow from operations to enable us to service or reduce our indebtedness or to fund our other liquidity needs. Our subsidiaries’ ability to maintain or increase operating cash flow will depend upon:

•	consumer tastes;

•	the success of our marketing initiatives and other efforts by us to increase customer traffic in our restaurants; and

•	prevailing economic conditions and other matters, many of which are beyond our control.

If we are unable to meet our debt service obligations or fund other liquidity needs, we may need to refinance all or a portion of our indebtedness on or before maturity or seek additional equity capital. We cannot be sure that we will be able to pay or refinance our indebtedness or obtain additional equity capital on commercially reasonable terms, or at all.

Restrictive covenants in our debt instruments, including our credit facilities and the senior notes, restrict or prohibit our ability to engage in or enter into a variety of transactions, which could adversely affect us.

Our credit facilities and the indenture governing the senior notes contain various covenants that limit, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends or make distributions or certain other restricted payments;

•	make certain investments;

•	create dividend or other payment restrictions affecting restricted subsidiaries;

•	issue or sell capital stock of restricted subsidiaries;

•	guarantee indebtedness;

•	enter into transactions with stockholders or affiliates;

•	create liens;

•	sell assets and use the proceeds thereof;

•	engage in sale-leaseback transactions; and

•	enter into certain mergers and consolidations.

Our credit facilities also contain additional restrictive covenants, including financial maintenance requirements. These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other corporate opportunities and to fund our operations.

A breach of a covenant in our debt instruments could cause acceleration of a significant portion of our outstanding indebtedness.

A breach of a covenant or other provision in any debt instrument governing our current or future indebtedness could result in a default under that instrument and, due to cross-default and cross-acceleration provisions, could result in a default under our other debt instruments. In addition, our credit facilities require us to maintain certain financial ratios. Our ability to comply with these covenants may be affected by events beyond our control, and we cannot be sure that we will be able to comply with these covenants. Upon the occurrence of an event of default under any of our debt instruments, including our credit facilities, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them, if any, to secure the indebtedness. If the lenders under our current or future indebtedness accelerate the payment of the indebtedness, we cannot be sure that our assets would be sufficient to repay in full our outstanding indebtedness.

The restaurant business is highly competitive, and if we are unable to compete effectively, our business will be adversely affected.

The restaurant business is highly competitive and the competition is expected to increase. If we are unable to compete effectively, our business will be adversely affected. The following are important aspects of competition:

•	restaurant location;

•	food quality and value;

•	quality and speed of service;

•	attractiveness and repair and maintenance of facilities; and

•	the effectiveness of marketing and advertising programs.

Each of our restaurants competes with a wide variety of restaurants ranging from national and regional restaurant chains (some of which have substantially greater financial resources than we do) to locally owned restaurants. There is also active competition for advantageous commercial real estate sites suitable for restaurants.

Food service businesses may be adversely affected by changes in consumer tastes, economic conditions and demographic trends.

Food service businesses are often adversely affected by changes in:

•	consumer tastes;

•	national, regional and local economic conditions; and

•	demographic trends.

The performance of individual restaurants may be adversely affected by factors such as:

•	traffic patterns;

•	demographic consideration; and

•	the type, number and location of competing restaurants.

Multi-unit food service chains such as ours can also be materially and adversely affected by publicity resulting from:

•	poor food quality;

•	illness;

•	injury; and

•	other health concerns or operating issues.

Dependence on frequent deliveries of fresh produce and groceries subjects food service businesses to the risk that shortages or interruptions in supply caused by adverse weather or other conditions could adversely affect the availability, quality and cost of ingredients. In addition, the food service industry in general and our results of operations and financial condition in particular may also be adversely affected by unfavorable trends or developments such as:

•	inflation;

•	increased food costs;

•	labor and employee benefits costs (including increases in minimum hourly wage and employment tax rates);

•	regional weather conditions; and

•	the availability of experienced management and hourly employees.

The locations where we have restaurants may cease to be attractive as demographic patterns change.

The success of our owned and franchised restaurants is significantly influenced by location. Current locations may not continue to be attractive as demographic patterns change. It is possible that the neighborhood or economic conditions where our restaurants are located could decline in the future, potentially resulting in reduced sales in those locations.

A majority of our restaurants are owned and operated by independent franchisees, and as a result the financial performance of franchisees can negatively impact our business.

The majority of our restaurants are owned and operated by independent franchisees. Many of our franchisees have experienced financial difficulties. In the last five years, several franchisees, including our then largest, have been liquidated through bankruptcy. Our franchise agreement requires each franchisee to remodel the restaurant every seven or eight years, and a franchisee may not have sufficient funds available to complete the work and continue its operations. The royalties, contributions to advertising and, in some cases, rents we receive from franchise restaurants depend on the financial health of the franchisee as well as operating results of the franchisee at a particular location.

Although the loss of revenues from the closure of any one franchise restaurant may not be material, such revenues generate margins that exceed those generated by company-owned restaurants or offset expenses which we continue to incur, such as rental expense on those restaurants that we originally owned and leased.

Our business model has from time to time involved the sale of company-owned restaurants to franchisees, many of whom borrowed heavily to acquire the businesses. While we hold very little of that debt, the high leverage of franchisees might put them at a disadvantage with respect to competitors.

The interests of franchisees, as owners of the majority of our restaurants, might sometimes conflict with our interests. For example, whereas franchisees are concerned with their individual business strategies and objectives, we are responsible for ensuring the success of our entire chain of restaurants and for taking a longer term view with respect to system improvements.

Numerous government regulations impact our business, and our failure to comply with them could adversely affect our business.

We and our franchisees are subject to federal, state and local laws and regulations governing, among other things:

•	health;

•	sanitation;

•	environmental matters;

•	safety;

•	the sale of alcoholic beverages; and

•	hiring and employment practices, including minimum wage laws.

Restaurant operations are also subject to federal and state laws that prohibit discrimination and laws regulating the design and operation of facilities, such as the Americans with Disabilities Act of 1990. The operation of our franchisee system is also subject to regulations enacted by a number of states and rules promulgated by the Federal Trade Commission. If we or our franchisees fail to comply with these laws and regulations, we could be subjected to closure, fines, penalties, and litigation, which may be costly. We cannot predict the effect on our operations, particularly on our relationship with franchisees, caused by the future enactment of additional legislation regulating the franchise relationship.

Negative publicity generated by incidents at a few restaurants can adversely affect the operating results of our entire chain and the Denny’s brand.

Food safety concerns, criminal activity, alleged discrimination or other operating issues stemming from one restaurant or a limited number of restaurants do not just impact that particular restaurant or a limited number of restaurants. Rather, our entire chain of restaurants may be at risk from negative publicity generated by an incident at a single restaurant. This negative publicity can adversely affect the operating results of our entire chain and the Denny’s brand.